UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

SCORPION PERFORMANCE, INC.

Full Name of Registrant

Former Name if Applicable

5817 NW 44th Avenue

Address of Principal Executive Office (Street and Number)

Ocala, FL 34482

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Company could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2011 due to ongoing delays in filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  The Company’s auditor has not completed its review of the 10-K which until filed precludes the Company from finalizing its 10-Q.  The Company will file its 10-K and 10-Q as soon as it is able; however, the Company is not able to provide an estimate as to when such filings will be made.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Karen Rodgers, Controller (352) 512-0800

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2010 because the Company’s auditor has not completed its review.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCORPION PERFORMANCE, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2011                                            By:     /s/ Karen Rodgers, Controller